# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: OFA Group, CIK 0002036307
CUSIP: G6713S106
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: 609 Deep Valley Drive, Suite 200, Rolling Hills, California (CA), 90274
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002066478

## Reporting persons
- CP Cowork Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); sole voting power 1,649,444; shared voting power 0; sole dispositive power 1,649,444; shared dispositive power 0; aggregate amount beneficially owned 1,649,444 (11.85% of the class)
  Comment: The 1,649,444 ordinary shares referred to in Rows 5, 7, and 9 represent Issuer's ordinary shares, par value $0.001 per share ("Ordinary Shares"). CP Cowork Limited is the record holder of the Ordinary Shares reported herein. Wai Wong "Keith" Chong, the Chief Technology Officer and director of the Issuer, exercises voting and dispositive power over the securities held by CP Cowork Limited. The address of CP Cowork Limited is Unit B, 16/F, Easy Tower, 609 Tai Nan West Street, Cheung Sha Wan, Hong Kong. The percentage in Row 11 is based on Ordinary Shares issued and outstanding as of July 31, 2025, as reported in the Issuer's Annual Report on Form 20-F for the fiscal year ended March 31, 2025 filed with the Securities and Exchange Commission on July 31, 2025.
- Keith Chong: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); sole voting power 0; shared voting power 1,649,444; sole dispositive power 0; shared dispositive power 1,649,444; aggregate amount beneficially owned 1,649,444 (11.85% of the class)
  Comment: The 1,649,444 ordinary shares referred to in Rows 5, 7, and 9 represent Issuer's ordinary shares, par value $0.001 per share ("Ordinary Shares"). CP Cowork Limited is the record holder of the Ordinary Shares reported herein. Wai Wong "Keith" Chong, the Chief Technology Officer and director of the Issuer, exercises voting and dispositive power over the securities held by CP Cowork Limited. The address of CP Cowork Limited is Unit B, 16/F, Easy Tower, 609 Tai Nan West Street, Cheung Sha Wan, Hong Kong. The percentage in Row 11 is based on Ordinary Shares issued and outstanding as of July 31, 2025, as reported in the Issuer's Annual Report on Form 20-F for the fiscal year ended March 31, 2025 filed with the Securities and Exchange Commission on July 31, 2025.

## Item 1. Issuer
Name of issuer: OFA Group
Address of issuer's principal executive offices: 609 Deep Valley Drive, Suite 200, Rolling Hills, CA, 90274

## Item 2. Person Filing
Name of person filing: CP Cowork Limited and Keith Chong (collectively, the "Reporting Persons")
Address of principal business office or, if none, residence: Unit B, 16/F, Easy Tower, 609 Tai Nan West Street, Cheung Sha Wan, Hong Kong
Citizenship: CP Cowork Limited is a company incorporated in Hong Kong. Keith Chong is a citizen of Hong Kong.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of June 30, 2025, the Reporting Persons may be deemed to beneficially own 1,649,444 of the Issuer's Ordinary Shares. Keith Chong, Chief Technology Officer and director of the Issuer, is the Director of CP Cowork Limited, and has voting and investment discretion with respect to the securities held of record by CP Cowork Limited. This Statement shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) and 13(g), beneficial owners of any securities covered by this Statement.
Percent of class: The 1,649,444 Ordinary Shares owned by the Reporting Persons constitute 11.85% of the total number of Ordinary Shares issued and outstanding as of July 31, 2025, as reported in the Issuer's Annual Report on Form 20-F for the fiscal year ended March 31, 2025 filed with the Securities and Exchange Commission on July 31, 2025.
Sole power to vote or to direct the vote: CP Cowork Limited: 1,649,444 Keith Chong: 0
Shared power to vote or to direct the vote: CP Cowork Limited: 0 Keith Chong: 1,649,444
Sole power to dispose or to direct the disposition: CP Cowork Limited: 1,649,444 Keith Chong: 0
Shared power to dispose or to direct the disposition: CP Cowork Limited: 0 Keith Chong: 1,649,444

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Ex 1 - JOINT FILING AGREEMENT

## Signatures
- CP Cowork Ltd: /s/ Keith Chong, Keith Chong/Director (08/13/2025)
- Keith Chong: /s/ Keith Chong, Individual (08/13/2025)